Exhibit 99.1

Navios Maritime Holdings Inc.

Reports Financial Results for the

First Quarter Ended March 31, 2013

•	Strategic partnership with HSH Nordbank AG

•	Strategic partnership with major Japanese ship owner

•	Acquisition of 4 Panamax vessels

•	Revenue of $133.8 million for Q1 2013

•	EBITDA of $38.5 million for Q1 2013

•	Dividend of $0.06 per share for Q1 2013

PIRAEUS, GREECE—(Marketwire – May 21, 2013)—Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the quarter ended March 31, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Holdings stated, “We are pleased with our results for the first quarter of 2013. We reported $38.5 million of EBITDA. We continue to maintain our operating discipline, with moderate leverage of 42%, while focusing on shareholder value by returning capital through dividend payments. We declared a $0.06 dividend for Q1 2013 to shareholders of record on June 18, 2013.”

Angeliki Frangou continued, “We believe we have built two competitive advantages; economies of scale and a superior reputation. We have achieved economies of scale through the size of our organization and fleet. We have built our reputation through the demonstrated ability to honor financial and other commitments. As a result, we are becoming a preferred commercial partner within the industry and recently we were able to enter into two strategic partnerships. Our reputation today stems from years of hard work by our employees in the unyielding pursuit of excellence.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Holdings

Formation of Navios Asia LLC

In May 2013, Navios Holdings formed Navios Asia LLC (“Navios Asia”) in partnership with a significant ship owner and operator based in Japan (the “Asian Partner”). Navios Holdings will own 51% and appoint three members to the board. The Asian Partner will own 49% and appoint two members to the board.

Navios Asia will serve as an acquisition vehicle for Japanese-built dry cargo vessels. Navios Asia has initially agreed to acquire five Panamax and one Kamsarmax vessel, with an average age of 6.1 years for $114.0 million.

Navios Asia expects to finance the acquisition of these vessels through approximately $40.0 million of equity, of which Navios Holdings will contribute $20.4 million and the Asian Partner will contribute $19.6 million. The balance of the purchase price is expected to be financed by debt.

Operations

Navios Holdings will administer Navios Asia and provide commercial management to the fleet whilst the Asian Partner will provide technical management. Both will be reasonably compensated for their services.

Navios Asia expects to take delivery of the vessels during the third quarter of 2013. Five of the vessels are subject to charters with an average charter rate of $11,474, with optional years at higher rates.

Fleet and Employment details are described in the chart below:

Vessel Name	Vessel Type	Built	Charter Expiration	Charter Rate (Net)
Navios TBN	Kamsarmax	2007	Q4 2014	$13,199
Navios TBN	Panamax	2007	Q4 2014	$11,426
Navios TBN	Panamax	2007	Q3 2015	$10,687
Navios TBN	Panamax	2007	Q3 2014	$10,540
Navios TBN	Panamax	2006	N/A	N/A
Navios TBN	Panamax	2006	Q4 2013	$11,520

Strategic Partnership with HSH Nordbank AG

In April 2013, Navios Holdings and Navios Maritime Acquisition Corporation (“Navios Acquisition”) executed a binding letter of intent to acquire, through a new joint venture (“Navios JV”), ten vessels, composed of five product tankers and five container vessels with an average age of 5.5 years, from debtors of HSH Nordbank AG (“HSH”).

It is estimated that the purchase price to be paid to HSH will consist of $130.0 million in cash and the assumption of the HSH Subordinated Participating Loans. It is anticipated that the cash payment will be funded as follows:

•	$10.0 million, from an investment by Navios JV funded by Navios Holdings and Navios Acquisition; and

•	$120.0 million, from the proceeds of a senior bank financing to be secured with a first-priority mortgage on the vessels.

The closing of the transaction is subject to a number of conditions, and no assurance can be provided that the transaction will be concluded as contemplated, if at all.

Fleet Developments

Acquisition of 4 vessels

During May 2013, Navios Holdings agreed to acquire one 2006-built Panamax vessel and three 2005-built Panamax vessels with an average age of 7.8 years, for an aggregate purchase price of $66.0 million.

The four vessels are expected to be delivered into Navios Holdings’ fleet in the third quarter of 2013. The Company expects to finance the acquisition of the four vessels through new debt and existing cash.

Chartered-in Fleet

In April 2013, Navios Holdings agreed to postpone the deliveries of two committed charter-in vessels, the Navios Felix, a newbuilding Capesize vessel, and the Navios Venus, a newbuilding Ultra Handymax vessel, initially expected to be delivered in Q3 2013 and Q4 2013, respectively. The new vessels will be new Eco design vessels in exchange for an additional daily cost of $350 for the Navios Felix and $200 for the Navios Venus. The Navios Felix delivery was postponed to the first half of 2016 and the Navios Venus delivery was postponed to the first quarter of 2015 having an expected combined annualized positive effect of $7.3 million.

Time Charter Coverage

As of May 16, 2013, Navios Holdings has chartered-out 69.3% and 15.9% of available days for 2013 and 2014, respectively, equivalent to $137.6 million and $48.6 million in revenue, respectively. The average daily charter-out rate for the core fleet is $12,065 and $17,213 for 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2013 is $13,356.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing Contracts of Affreightment.

Dividend Policy

On May 17, 2013, the Board of Directors declared a quarterly cash dividend for the first quarter of 2013 of $0.06 per share of common stock. The dividend is payable on June 26, 2013 to stockholders of record as of June 18, 2013. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios South American Logistics Inc. (“Navios Logistics”)

Issuance of Additional Logistics Senior Notes

On March 7, 2013, Navios Logistics issued $90.0 million in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional Logistics Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Logistics Senior Notes are identical to the $200.0 million of Senior Notes due 2019, which were issued in April 2011.

Navios Maritime Partners L.P. (“Navios Partners”)

On May 14, 2013, Navios Holdings received $7.3 million from Navios Partners representing the cash dividend for the first quarter of 2013.

Navios Acquisition

In February 2013, Navios Acquisition completed multiple offerings, including registered direct offerings and one private placement to Navios Holdings and certain members of the management of Navios Acquisition, Navios Partners and Navios Holdings, raising gross proceeds of $100.5 million. A total of 35,246,791 shares were issued at a price of $2.85 per share. As part of these offerings, Navios Holdings purchased in the private placement an aggregate of 17,544,300 shares of Navios Acquisition common stock for $50.0 million.

On May 21, 2013, Navios Acquisition completed an offering of 32,876,712 shares of its common stock, at a price of $3.65 per share, raising gross proceeds of $120.0 million. As part of this offering, Navios Holdings purchased, in a private placement, an aggregate of 16,438,356 shares of Navios Acquisition common stock for $60.0 million.

Following these offerings, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 48.2% and its economic interest in Navios Acquisition decreased to 51.6%.

On April 4, 2013, Navios Holdings received $2.2 million from Navios Acquisition representing the cash dividend for the fourth quarter of 2012.

Fleet Profile

Navios Holdings controls a fleet of 60 vessels totaling 5.8 million dwt, of which 40 are owned and 20 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 47 vessels (16 Capesize, 11 Panamax, 18 Ultra-Handymax and two Handysize) totaling 4.8 million dwt. The current average age of the operating fleet is 6.2 years. Additionally, Navios Holdings has (i) three newbuilding charter-in vessels expected to be delivered at various dates through April 2016, (ii) four owned vessels expected to be delivered in the third quarter of 2013 and (iii) the Navios Asia fleet expected to be delivered in the third quarter of 2013.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Financial Highlights

Liquidity

Net Debt to Total Capitalization was 42% as of March 31, 2013. Navios Holdings’ total liquidity, including lines of credit, as of March 31, 2013 was approximately $361.7 million.

First Quarter 2013 and 2012 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The first quarter 2013 and 2012 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-U.S. GAAP financial measure and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measure to the most comparable measure under U.S. GAAP.

	Three Month Period	Three Month Period
	Ended	Ended
	March 31,	March 31,
	2013	2012
	(unaudited)	(unaudited)
Revenue	$133,837	$152,014
EBITDA	$38,474	$62,573
Net (Loss)/Income	$(10,155)	$9,459
Basic (Losses)/Earnings Per Share	$(0.10)	$0.09

Revenue from drybulk vessel operations for the three months ended March 31, 2013 was $60.6 million as compared to $101.9 million for the same period during 2012. The decrease in drybulk revenue was mainly attributable to a decrease in the time charter equivalent rate (“TCE”) per day by 45.0% to $11,820 per day in the first quarter of 2013 following the receipt in advance of $175.4 million due to restructuring of credit default insurance, as compared to $21,496 per day in the same period of 2012. This decrease was partially offset by (i) an increase in available days for owned vessels by 6.1% to 2,677 days in the first quarter of 2013 from 2,524 days in the same period of 2012 and (ii) an increase in the long-term and short-term charter-in fleet available days of 58 days and 12 days, respectively.

Revenue from the logistics business was $73.2 million for the three months ended March 31, 2013 as compared to $50.1 million for the same period of 2012. This increase was mainly attributable to an increase in (i) rates in the dry port terminal; (ii) the cabotage fleet’s utilization; (iii) the revenue from liquid cargo transportation due to higher rates; and (iv) the Paraguayan liquid port’s volume and price of products sold.

EBITDA of Navios Holdings for the three months ended March 31, 2013 decreased by $24.1 million to $38.5 million as compared to $62.6 million for the same period of 2012. The $24.1 million decrease in EBITDA was primarily due to: (i) an $18.2 million decrease in revenue; (ii) an $8.3 million increase in time charter, voyage and logistics business expenses; (iii) a $1.4 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iv) a $1.8 million increase in other expense, net; and (v) a $3.0 million increase in net income attributable to the noncontrolling interest. The overall variance of $32.7 million was mitigated by: (i) a decrease in general and administrative expenses of $3.1 million (excluding share-based compensation expenses) and (ii) a $5.5 million increase in equity in net earnings from affiliated companies.

EBITDA of Navios Logistics was $14.1 million for the three month period ended March 31, 2013 as compared to $8.7 million for the same period in 2012.

Net loss of Navios Holdings for the three months ended March 31, 2013 was a $10.2 million loss as compared to $9.5 million of income for the same period of 2012. The decrease of net income by $19.7 million was mainly due to: (i) a decrease in EBITDA of $24.1 million; (ii) an increase in interest income/expense and finance cost, net of $0.1 million; and (iii) an increase of $0.3 million in amortization for deferred drydock and special survey costs. This decrease was partially offset by: (i) a decrease in depreciation and amortization of $1.5 million; (ii) an increase in income tax benefit of $2.8 million; and (iii) a decrease of $0.5 million in share-based compensation expense.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three month period ended March 31, 2013 and 2012.

	Three Month	Three Month
	Period Ended	Period Ended
	Mach 31,	March 31,
	2013	2012
	(Unaudited)	(Unaudited)
Available Days (1)	4,330	4,107
Operating Days (2)	4,226	4,064
Fleet Utilization (3)	97.6%	99.0%
Equivalent Vessels (4)	48	45
TCE (5)	$11,820	$21,496

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, Tuesday, May 21, 2013, at 8:30 am ET, at which time members of senior management will provide highlights and commentary on the financial results of the Company for the first quarter ended March 31, 2013.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 8:00 am ET.

Conference Call details:

Call Date/Time: Tuesday, May 21, 2013, at 8:30 am ET

Call Title: Navios Holdings Inc. Q1 2013 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 3098 2814

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 3098 2814

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements—Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	March 31, 2013	December 31, 2012
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$310,878	$257,868
Restricted cash	10,846	24,704
Accounts receivable, net	82,211	85,721
Due from affiliate companies	49,053	50,837
Inventories	41,094	31,555
Prepaid expenses and other current assets	23,896	19,882

Total current assets	517,978	470,567

Vessels, port terminal and other fixed assets, net	1,733,422	1,746,493
Loan receivable from affiliate company	—	35,000
Long term receivable from affiliate companies	58,009	57,701
Investments in affiliates	250,689	197,291
Investments in available for sale securities	4,165	559
Other long term assets	63,435	64,457
Intangible assets other than goodwill	206,307	209,058
Goodwill	160,336	160,336

Total non-current assets	2,476,363	2,470,895

Total assets	$2,994,341	$2,941,462

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$73,157	$63,921
Accrued expenses and other liabilities	81,553	75,681
Deferred income and cash received in advance	7,991	15,326

Current portion of capital lease obligations	1,365	1,353
Current portion of long term debt	7,945	33,095

Total current liabilities	172,011	189,376

Senior and ship mortgage notes, net of discount and including premium	1,127,621	1,034,141
Long term debt, net of current portion	283,085	290,976
Capital lease obligations, net of current portion	23,421	23,759
Unfavorable lease terms	30,773	32,006
Other long term liabilities and deferred income	33,423	29,643
Deferred tax liability	14,670	18,522

Total non-current liabilities	1,512,993	1,429,047

Total liabilities	1,685,004	1,618,423

Commitments and contingencies	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding for both March 31, 2013 and December 31, 2012.	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 103,244,207 and 103,255,409, as of March 31, 2013 and December 31, 2012, respectively.	10	10
Additional paid-in capital	548,043	543,377
Accumulated other comprehensive loss	(323)	(558)
Retained earnings	642,779	659,547
Total Navios Holdings’ stockholders’ equity	1,190,509	1,206,376
Noncontrolling interest	118,828	116,663

Total stockholders’equity	1,309,337	1,323,039
Total liabilities and stockholders’equity	$2,994,341	$2,941,462

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month Period Ended March 31, 2013 (unaudited)	Three Month Period Ended March 31, 2012 (unaudited)
Revenue	$133,837	$152,014
Time charter, voyage and logistics business expenses	(70,008)	(61,717)
Direct vessel expenses	(27,695)	(26,008)
General and administrative expenses	(8,962)	(12,553)
Depreciation and amortization	(24,323)	(25,834)
Interest income/(expense) and finance cost, net	(25,358)	(25,240)
Loss on derivatives	(173)	(126)
Other expense, net	(3,131)	(1,367)

Loss before equity in net earnings of affiliated companies	(25,813)	(831)
Equity in net earnings of affiliated companies	14,123	8,575

(Loss)/ income before taxes	$(11,690)	$7,744
Income tax benefit	3,700	854

Net (loss)/ income	(7,990)	8,598
Less: Net (income)/loss attributable to the noncontrolling interest	(2,165)	861

Net (loss)/income attributable to Navios Holdings common stockholders	$(10,155)	$9,459

(Loss)/income attributable to Navios Holdings common stockholders, basic	$(10,573)	$9,032

(Loss)/income attributable to Navios Holdings common stockholders, diluted	$(10,573)	$9,459

Basic (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.10)	$0.09

Weighted average number of shares, basic	101,759,391	101,192,165

Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.10)	$0.09

Weighted average number of shares, diluted	101,759,391	111,036,651

Other Comprehensive income/(loss)
Unrealized holding gain/(loss) on investments in-available-for-sale-securities	$235	$(89)
Reclassification to investments in affiliates	$—	$(6,158)

Total other comprehensive income/(loss)	$235	$(6,247)

Total comprehensive (loss)/income	$(7,755)	$2,351
Comprehensive (income)/loss attributable to noncontrolling interest	(2,165)	861

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(9,920)	$3,212

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended March 31, 2013 (unaudited)	Three Month Period Ended March 31, 2012 (unaudited)
OPERATING ACTIVITIES:
Net (loss)/income	$(7,990)	$8,598
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Non-cash adjustments	23,542	31,653
Increase in operating assets	(6,652)	(29,224)
Increase in operating liabilities	10,532	22,947
Payments for drydock and special survey costs	(2,731)	(4,173)

Net cash provided by operating activities	16,701	29,801
INVESTING ACTIVITIES:
Acquisition of vessels	—	(33,244)
Deposits for vessel acquisitions	—	(1,157)
Purchase of property, equipment and other fixed assets	(7,394)	(4,353)
Acquisition of port terminal operating rights	(2,092)	—
Acquisition of investments in affiliates	(51,495)	—
Loan proceeds to affiliate company	(2,099)	—
Loan repayment from affiliate company	35,000	5,000

Net cash used in investing activities	(28,080)	(33,754)
FINANCING ACTIVITIES:
Proceeds from long-term loans, net of deferred finance fees	—	36,604
Repayment of long-term debt and payment of principal	(33,042)	(37,650)
Proceeds from issuance of senior notes, net of debt issuance costs	90,569	—
Dividends paid	(6,613)	(6,572)
Issuance of common stock	—	93
Payments of obligations under capital leases	(326)	(530)
Decrease in restricted cash	13,801	1,159

Net cash provided by/(used in) financing activities	64,389	(6,896)

Increase/(decrease) in cash and cash equivalents	53,010	(10,849)

Cash and cash equivalents, beginning of period	257,868	171,096

Cash and cash equivalents, end of period	$310,878	$160,247

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Navios Logistics EBITDA is used to measure company’s operating performance.

The following tables provide a reconciliation of EBITDA of Navios Holdings and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis:

Navios Holdings Reconciliation of EBITDA to Cash from Operations

	March 31,	March 31,
Three Months Ended	2013	2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$16,701	$29,801
Net increase in operating assets	6,652	29,224
Net increase in operating liabilities	(10,532)	(22,947)
Net interest cost	25,358	25,240
Deferred finance charges	(1,698)	(1,332)
Provision for losses on accounts receivable	(317)	(86)
Unrealized loss on FFA derivatives	(157)	(117)
Equity in affiliates, net of dividends received	1,901	(2,244)
Payments for drydock and special survey	2,731	4,173
Noncontrolling interest	(2,165)	861

EBITDA	$38,474	$62,573

Navios Logistics EBITDA Reconciliation to Net Income/(Loss)

	March 31,	March 31,
Three Months Ended	2013	2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics shareholders	$5,934	$(2,386)
Depreciation and amortization	6,093	6,802
Amortization of deferred drydock and special survey costs	484	304
Interest income/expense and finance cost, net	5,381	4,922
Income tax benefit	(3,770)	(923)

EBITDA	$14,122	$8,719

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Centaurus	Panamax	2012	81,472
Navios Avior	Panamax	2012	81,355
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes (2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Golden Heiwa	Panamax	2007	76,662	No

Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Navios Asia Fleet to be Delivered (3)

		Delivery
Vessels	Vessel Type	Date	Built
Navios TBN	Panamax	Q3 2013	2007
Navios TBN	Panamax	Q3 2013	2007
Navios TBN	Panamax	Q3 2013	2007
Navios TBN	Panamax	Q3 2013	2007
Navios TBN	Panamax	Q3 2013	2006
Navios TBN	Panamax	Q3 2013	2006
Total DWT of 464,173

Owned Fleet to be Delivered

		Delivery
Vessels	Vessel Type	Date	Built
Navios TBN	Panamax	Q3 2013	2006
Navios TBN	Panamax	Q3 2013	2005
Navios TBN	Panamax	Q3 2013	2005
Navios TBN	Panamax	Q3 2013	2005
Total DWT of 303,982

Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase	Deadweight
Vessels	Vessel Type	Date	Option	(in metric tons)
Navios Mercury	Ultra Handymax	09/2013	Yes	61,000
Navios Venus	Ultra Handymax	02/2015	Yes	61,000
Navios Felix	Capesize	04/2016	Yes	180,000

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	51% ownership of Navios Holdings.